UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 7, 2024

Date of Report (Date of earliest event reported)

CONCREIT SERIES LLC

(Exact name of issuer as specified in its charter)

Delaware (State of other jurisdiction of incorporation)	93-2238123 (I.R.S. Employer Identification No.)

1201 3RD Ave Ste 2200

Seattle, WA 98101

(Address of principal executive offices)(zip code)

206-607-6080

(Registrant’s telephone number, including area code)

Concreit Series 7260 Scotlyn Way White House TN membership interest

(Title of each class of securities issued pursuant to Regulation A)

Item 4. Changes in Issuer’s Certifying Accountant

Effective May 7, 2024, Concreit Series LLC (the “Company”) replaced its auditing firm, Duner & Foote, with dbbmckennon, located at 20321 SW Birch St Ste 200, Newport Beach, CA 92660.

The decision to change auditors was approved by the Company’s Board of Directors. There were no disagreements between the Company and Duner & Foote on any matter of accounting principles, practices, financial statement disclosure, or auditing scope or procedure during the term of their engagement. Duner & Foote informed the Company that, due to capacity constraints, they would be unable to continue providing the level of service originally anticipated.

During the engagement, Duner & Foote did not audit any financial statements for the Company, as there was no material financial activity in the accounts. The Company’s Regulation A offering was qualified prior to this change, and Duner & Foote did not issue any adverse opinions, disclaimers, or qualified opinions regarding the Company’s financial statements.

The Company has engaged dbbmckennon, a Public Company Accounting Oversight Board (PCAOB) registered firm, which has served as the auditor for other offerings within the Concreit platform.

The Company provided Duner & Foote with a copy of the disclosures contained herein and requested that Duner & Foote furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company in this filing and, if not, the respects in which it does not agree. A copy of any such letter, once received, will be filed as an exhibit to this Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concreit Series LLC

	By:	Concreit Inc.
	Its:	Manager

	By:	/s/ Sean Hsieh
	Name:	Sean Hsieh
	Title:	CEO

Date: August 27, 2024